UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.   2  )*

Team, Inc.
(Name of Issuer)

Common Stock, $0.30 par value
(Title of Class of Securities)

878155100
(CUSIP Number)

John Barrett Corre Partners Management, LLC 12 East 49th Street, 40th Floor, New York, NY 10017 Telephone Number: 646-863-7152
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 11, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [X].

*        The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	878155100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corre Opportunities Qualified Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	[_] [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

9,536,514

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

9,536,514

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,536,514

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.2%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	878155100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corre Horizon Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	[_] [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,499,430

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,499,430

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,499,430

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	878155100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corre Horizon II Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	[_] [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,509,528

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,509,528

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,509,528

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	878155100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corre Partners Advisors, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	[_] [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

14,545,472

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

14,545,472

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,545,472

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.9%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	878155100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corre Partners Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	[_] [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

14,545,472

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

14,545,472

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,545,472

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.9%

14.	TYPE OF REPORTING PERSON

IA, OO

CUSIP No.	878155100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

John Barrett

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	[_] [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

14,545,472

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

14,545,472

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,545,472

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.9%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	878155100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Eric Soderlund

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	[_] [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

14,545,472

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

14,545,472

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,545,472

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.9%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	878155100

Item 1.	Security and Issuer.

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends and supplements the information set forth in the Schedule 13D filed by certain of the Reporting Persons with the U.S. Securities and Exchange Commission (the “SEC”) on November 3, 2021 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on November 12, 2021 (collectively the “Schedule 13D”) relating to the common stock, $0.30 par value (the “Shares”) of Team, Inc., a Delaware corporation (the “Issuer”), whose address for its principal executive offices is 13131 Dairy Ashford, Suite 600, Sugar Land, Texas 77478. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended as follows:

(a), (f)
This Schedule 13D is being filed jointly by (i) Corre Opportunities Qualified Master Fund, LP, Corre Horizon Fund, LP and Corre Horizon II Fund, LP, each a Cayman Islands exempted limited partnership (collectively, the “Funds”); (ii) Corre Partners Advisors, LLC, a Delaware limited liability company (the “General Partner”), which serves as the general partner of the Funds; (iii) Corre Partners Management, LLC, a Delaware limited liability company (the “Investment Adviser”), which has been delegated investment authority over the assets of the Funds by the General Partner; (iv) Mr. John Barrett, who serves as a managing member of the General Partner and the Investment Adviser; and (v) Mr. Eric Soderlund, who serves as a managing member of the General Partner and the Investment Adviser (each, a “Reporting Person” and collectively, the “Reporting Persons”). Mr. Barrett and Mr. Soderlund are citizens of the United States.

(b), (c)
Each of the Funds is principally engaged in the business of investing in securities.  The principal business address of the Funds is 12 East 49th Street, 40th Floor, New York, NY 10017.

The General Partner is principally engaged in the business of serving as general partner and/or managing member to private investment vehicles, including the Funds. The principal business address of the General Partner is 12 East 49th Street, 40th Floor, New York, NY 10017.

The Investment Adviser is an investment adviser registered with the Securities and Exchange Commission (the “SEC”) that is principally engaged in the business of providing investment management services to private investment vehicles, including the Funds. The principal business address of the Investment Adviser is 12 East 49th Street, 40th Floor, New York, NY 10017.

Mr. Barrett and Mr. Soderlund are the co-owners and managing members of the General Partner and the Investment Adviser.  The business address of each of Mr. Barrett and Mr. Soderlund is 12 East 49th Street, 40th Floor, New York, NY 10017.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration. Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The funds for the purchase of the 7,440,476, 2,083,333 and 2,380,952 Shares acquired by Corre Opportunities Qualified Master Fund, LP, Corre Horizon Fund, LP and Corre Horizon II Fund, LP, respectively, pursuant to the Subscription Agreement (as defined below) for an aggregate purchase price of $10,000,000 came from the working capital of the respective Funds, which are the direct owners of the Shares.  No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 5.	Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended as follows:
(a) - (d)
As of the date hereof (i) Corre Opportunities Qualified Master Fund, LP may be deemed to be the beneficial owner of 9,536,514 Shares, constituting 22.2% of the Shares, (ii) Corre Horizon Fund, LP may be deemed to be the beneficial owner of 2,499,430 Shares, constituting 5.8% of the Shares, (iii) Corre Horizon II Fund, LP may be deemed to be the beneficial owner of 2,509,528 Shares, constituting 5.9% of the Shares and (iv) each of the General Partner, the Investment Adviser, Mr. Barrett and Mr. Soderlund may be deemed to be the beneficial owner of 14,545,472 Shares, constituting 33.9% of the Shares, in each case based on 30,980,014 Shares outstanding as of November 8, 2021, as determined based on reports by the Issuer, and after giving effect to the 11,904,761 Shares issued to the Funds pursuant to the Subscription Agreement.

Corre Opportunities Qualified Master Fund, LP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 9,536,514 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 9,536,514 Shares.

Corre Horizon Fund, LP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,499,430 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 2,499,430 Shares.

Corre Horizon II Fund, LP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,509,528 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 2,509,528 Shares.

The General Partner has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 14,545,472 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 14,545,472 Shares.

The Investment Adviser has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 14,545,472 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 14,545,472 Shares.

Mr. Barrett has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 14,545,472 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 14,545,472 Shares.

Mr. Soderlund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 14,545,472 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 14,545,472 Shares.

The Reporting Persons have not, either directly or indirectly, effected any transactions in the Shares since their most recent filing of Schedule 13D.

(e) N/A
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

On February 11, 2022, the Funds entered into a common stock subscription agreement (the “Subscription Agreement”) with the Issuer, pursuant to which the Issuer issued and sold 11,904,761 Shares (the “PIPE Shares”) to the Funds at a price of $0.84 per share (the “Equity Issuance”) for an aggregate purchase price of $10.0 million on February 11, 2022.

Pursuant to the Subscription Agreement, subject to certain exceptions, each of the Funds has agreed not to sell its portion of the PIPE Shares until the earliest to occur of (i) the date that is 180 days from the date of the Subscription Agreement, and (ii) such date on which the Issuer completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the Issuer’s stockholders having the right to exchange their Shares for cash, securities or other property, without consent of the Issuer.

Pursuant to and subject to the terms and conditions of the Subscription Agreement, the Board of Directors of the Issuer (the “Board”) is required to create a vacancy for one qualified nominee of the Funds to the Board, who shall be designated by the Funds and qualify as an independent director (a “Board Nominee”), and the Board is required to appoint such initial Board Nominee as a Class II director within seven business days of the date of the Subscription Agreement. For so long as the Funds and their affiliates collectively beneficially own at least 10% of the outstanding Shares, pursuant to and subject to the terms and conditions of the Subscription Agreement, the Issuer shall nominate the initial Board Nominee, or a successor Board Nominee chosen by the Funds, for re-election as a Class II director at the first annual meeting of the Issuer’s stockholders to be held after the Equity Issuance and at the end of each subsequent term of such Board Nominee. If at any time, the Funds and their affiliates beneficially own less than 10% of the outstanding Shares, then, if requested by the Issuer, the Board Nominee then on the Board shall resign from his or her directorship, effective as of the Issuer’s next annual meeting of stockholders or such earlier date reasonably requested by the Issuer.

The foregoing summary of the Subscription Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Subscription Agreement, a copy of which is attached hereto as Exhibit B and is incorporated by reference herein.

In connection with the Subscription Agreement, on February 11, 2022, the Issuer, APSC Holdco II, L.P. (“APSC Holdco”) and the Funds entered into that certain Second Amended and Restated Registration Rights Agreement, dated as of February 11, 2022 (the “Second A&R RRA”). Under the terms of the Second A&R RRA, the Issuer is required to prepare and file a resale registration statement with the SEC with respect to the PIPE Shares and certain other Registrable Securities (as defined in the Second A&R RRA) no later than two business days following the earlier of (i) the filing of the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2021 and (ii) April 13, 2022. The Second A&R RRA provides APSC Holdco, Funds and their permitted transferees certain customary demand and piggyback rights with respect to the Registrable Securities, subject to certain terms and conditions set forth therein.

The foregoing summary of the Second A&R RRA does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Second A&R RRA, a copy of which is attached hereto as Exhibit C and is incorporated by reference herein.

As previously announced, on December 8, 2021 the Issuer entered into (i) the Second Amended and Restated Common Stock Purchase Warrant No. 1 (the “Second A&R AP Warrant”) with APSC Holdco, pursuant to which the First Amended and Restated Common Stock Purchase Warrant No. 1 (the “First A&R AP Warrant”) was amended and restated to provide for the purchase of up to 5,000,000 Shares (including 4,082,949 Shares issuable pursuant to the First A&R AP Warrant) exercisable at the holder’s option at any time, in whole or in part, until December 8, 2028, at an exercise price of $1.50 per share, and (ii) the Common Stock Purchase Warrants (together with the Second A&R AP Warrant, the “Warrants”, and individually “Warrant”) with each of the Funds, providing for the purchase of an aggregate of 5,000,000 Shares, exercisable at such holder’s option at any time, in whole or in part, until December 8, 2028, at an exercise price of $1.50 per share.

The foregoing summary of the Warrants does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Warrants, copies of which are attached hereto as Exhibit D, Exhibit E, Exhibit F and Exhibit G and are incorporated by reference herein.

In connection with the Subscription Agreement, on February 11, 2022, the Issuer, the Funds and APSC Holdco entered into those certain Team, Inc. Waivers of Anti-Dilution Adjustments and Cash Transaction Exercise (collectively, the “Warrant Waivers”) with respect to each of the Warrants. Pursuant to the Warrant Waivers, the Funds and APSC Holdco agreed with respect to such holders’ Warrant, subject to certain terms and conditions set forth therein (and for only so long as the applicable provisions remain in effect), among other things, (i) to irrevocably waive certain anti-dilution adjustments set forth in such Warrant in connection with the Proposed Equity Financing (as defined in the Warrant Waivers); (ii) to not exercise such Warrant, in whole or in part, if the Issuer determines that such exercise will cause an ownership change within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended (assuming, among other things, that the ownership change threshold is 47% rather than 50%); and (iii) to only exercise such Warrant in a “cashless” or “net-issue” exercise.

The foregoing summary of the Warrant Waiver does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Warrant Waiver, copies of which are attached hereto as Exhibit H and Exhibit I and are incorporated by reference herein.

In connection with the foregoing transactions, the Issuer entered into (i) the Credit Agreement, dated as of February 11, 2022, among the Issuer, as Borrower, the lenders from time to time party thereto, and Eclipse Business Capital, LLC, as Agent, (ii) Amendment No. 5 to Subordinated Term Loan Credit Agreement, dated February 11, 2022, by and among the Issuer, the lenders party thereto, and Cantor Fitzgerald Securities, as Agent and (iii) Amendment No. 6 to Term Loan Credit Agreement, dated February 11, 2022, among the Issuer, as Borrower, the financial institutions party thereto and Atlantic Park Strategic Capital Fund, L.P., as Agent, the terms of which are described and filed with the Current Report on Form 8-K filed with the SEC by the Issuer on February 15, 2022 and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:  Joint Filing Agreement

Exhibit B:  Subscription Agreement, dated February 11, 2022, by and between the Issuer, Corre Opportunities Qualified Master Fund, LP, Corre Horizon Fund, LP and Corre Horizon II Fund, LP. (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed with the SEC by the Issuer on February 15, 2022)

Exhibit C:  Second Amended and Restated Registration Rights Agreement, dated February 11, 2022, by and between the Issuer, APSC Holdco II, L.P, Corre Opportunities Qualified Master Fund, LP, Corre Horizon Fund, LP and Corre Horizon II Fund, LP. (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC by the Issuer on February 15, 2022)

Exhibit D: Form of Second Amended & Restated Common Stock Purchase Warrant No. 1, dated December 8, 2021, between the Issuer and APSC Holdco II, L.P. (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC by the Issuer on December 10, 2021)

Exhibit E: Form of Common Stock Purchase Warrant No. 2, dated December 8, 2021, between the Issuer and Corre Opportunities Qualified Master Fund, LP. (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed with the SEC by the Issuer on December 10, 2021)

Exhibit F: Form of Common Stock Purchase Warrant No. 3, dated December 8, 2021, between the Issuer and Corre Horizon Fund, LP. (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed with the SEC by the Issuer on December 10, 2021)

Exhibit G: Form of Common Stock Purchase Warrant No. 4, dated December 8, 2021, between the Issuer and Corre Horizon II Fund, LP. (incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K filed with the SEC by the Issuer on December 10, 2021)

Exhibit H:  Team, Inc. Waiver of Anti-Dilution Adjustments and Cash Transaction Exercise, dated February 11, 2022, by and between the Issuer and APSC Holdco II, L.P. (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed with the SEC by the Issuer on February 15, 2022)

Exhibit I:  Team, Inc. Waiver of Anti-Dilution Adjustments and Cash Transaction Exercise, dated February 11, 2022, by and between the Issuer, Corre Opportunities Qualified Master Fund, LP, Corre Horizon Fund, LP and Corre Horizon II Fund, LP. (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed with the SEC by the Issuer on February 15, 2022)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 15, 2022
(Date)

Corre Opportunities Qualified Master Fund, LP* By: Corre Partners Advisors, LLC, its general partner

By: /s/ John Barrett
Name: John Barrett Title: Managing Member
Corre Horizon Fund, LP* By: Corre Partners Advisors, LLC, its general partner

By: /s/ John Barrett
Name: John Barrett Title: Managing Member
Corre Horizon II Fund, LP* By: Corre Partners Advisors, LLC, its general partner

By: /s/ John Barrett
Name: John Barrett Title: Managing Member
Corre Partners Advisors, LLC*

By: /s/ John Barrett
Name: John Barrett Title: Managing Member
Corre Partners Management, LLC*

By: /s/ John Barrett
Name: John Barrett Title: Managing Member
John Barrett*

/s/ John Barrett

Eric Soderlund*

/s/ Eric Soderlund

* The Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his or its pecuniary interests therein, and this report shall not be deemed an admission that such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).